Announcement









                  Company  Oxford Glycosciences PLC
                  TIDMOGS
                  HeadlineHolding(s) in Company
                  Released09:34 7 Feb 2003
                  Number1987H






NOTIFICATION OF MAJOR INTERESTS IN SHARES
Oxford GlycoSciences Plc
On 6 February 2003 the Company was informed that on 5 February 2003 Amvescap Plc purchased 468,200 shares (representing 0.84% of the Company's issued share capital), bringing its total holding to 10,429,983 shares (representing 18.72% of the Company's issued share capital). The registered holders are set out below:
      Vidacos Nominees Limited 7,789,907
      Chase Nominees Limited 640,000
      HSBC Nominees Limited 1,156,579
      Northern Trust Nominees Limited 206,688
      Bank of New York Nominees Limited 486,809
      Mellon Bank Nominees Pittsburgh 150,000

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual Income Fund holds 2,395,043 shares (4.29%) and INVESCO Perpetual UK Growth Fund holds 2,650,987 shares (4.76%), both registered in the name of Vidacos Nominees Limited.
Name of contact and telephone number for queries
Pam Rixon 01235 208022
Name of authorised company official responsible for making this notification John Ilett Company Secretary
Date of notification 7 February 2003
END